Exhibit (A)(5)(D)

GREEN COURTE PARTNERS ANNOUNCES COMPLETION OF SUBSEQUENT

OFFERING PERIOD FOR AMERICAN LAND LEASE, INC. TENDER OFFER.

LAKE FOREST, IL. – February 23, 2009 – (BUSINESS WIRE) – Green Courte Partners, LLC, a Chicago-based private equity investment firm, today announced the completion of the subsequent offering period relating to the tender offer by one of its affiliates (such affiliate is referred to as “Green Courte Partners”) for all outstanding shares of American Land Lease, Inc. (“ANL”) at $14.20 per share, net to the seller in cash without interest thereon.

The subsequent offering period expired at 5:00 p.m., New York City time, on Friday, February 20, 2009. The depositary for the tender offer has advised Green Courte Partners and ANL that, as of the expiration of the subsequent offering period, a total of 81,559 shares of ANL’s common stock were validly tendered during the subsequent offering period. Combined with shares tendered during the initial offering period, a total of 7,428,685 shares (excluding shares that had previously been tendered pursuant to guaranteed delivery procedures and that were not actually delivered) of ANL’s common stock were tendered pursuant to the offer, representing approximately 92.4% of ANL’s outstanding common stock.

About Green Courte Partners

Green Courte Partners, LLC is a Chicago-based private equity real estate investment firm focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets. Green Courte Partners, LLC combines focused investment strategies with a disciplined approach to transaction execution and asset management with a goal of generating attractive risk-adjusted returns over a long-term holding period. For more information, visit www.GreenCourtePartners.com.

About ANL

American Land Lease, Inc. is a Clearwater, Florida-based real estate investment trust that owns, develops and manages residential land lease communities primarily serving active adults. With over 10,000 home sites in 30 communities located primarily in Florida, Arizona and Alabama, ANL is committed to providing affordable, free-spirited retirement living for active adults. For more information, visit www.americanlandlease.com.

Forward-looking statements

This press release includes certain forward-looking statements. Any such forward-looking statements may involve risk and uncertainties. These forward-looking statements appear throughout the press release and include statements regarding the intent, belief or current expectations of Green Courte Partners, including statements concerning the plans of Green Courte Partners with respect to its intention to complete its acquisition of ANL and ANL’s intention to call a special meeting of its stockholders. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the ability of Green Courte Partners to control or predict. Green Courte Partners has no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Green Courte Partners, LLC

James R. Goldman, Managing Director,

Chief Investment Officer, 847-582-9400

or

Innisfree M&A Incorporated

Stockholders, 888-750-5834

Banks and Brokers, 212-750-5833

or

American Land Lease, Inc.

Shannon E. Smith, Chief Financial Officer, 727-726-8868

2